

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

<u>Via E-Mail</u>
Billy M. Dodson
President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

      Re: **Ministry Partners Investment Company, LLC**
              Registration Statement on Form S-1
              Filed June 24, 2011
              File No. 333-175144
              Form 10-K for the Fiscal Year ended December 31, 2011
              Filed March 30, 2012
              Form 10-K for the Fiscal Year ended December 31, 2010
              Filed March 31, 2011
              File No. 333-04028-LA

Dear Mr. Dodson:

      We completed our review of your filings on October 11, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Michael R. Clampitt

                         Michael R. Clampitt
                         Senior Attorney